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                                                           FOR IMMEDIATE RELEASE

BOARDS OF DIRECTORS
UNANIMOUSLY APPROVE
MARTIN MARIETTA CASH TENDER
OFFER FOR GRUMMAN CORPORATION

     BETHESDA, Maryland/BETHPAGE, New York, March 7 -- The boards of directors of Martin Marietta Corporation and Grumman Corporation said today they have entered into a definitive agreement to combine the two companies and have unanimously approved a $55-per-share cash offer by Martin Marietta for Grumman's outstanding shares.

     The transaction, valued at approximately $1.9 billion, will be effected through a cash tender offer expected to commence tomorrow, March 8. The offer will be for all but not less than two-thirds of Grumman's fully diluted shares. The transaction is subject to Hart-Scott-Rodino antitrust review.

     Martin Marietta said it has commitments from Bank of America National Trust and Savings Association and Morgan Guaranty Trust Company of New York to provide $2.4 billion in the aggregate in unsecured financing to support the tender offer.

     Norman R. Augustine, Martin Marietta chairman and chief executive officer, said that "the joining of Grumman with Martin Marietta strategically positions the combined entity on the leading edge of the industry consolidation that is so essential to preserving our nation's defense capabilities and the jobs that go with them."

     Renso L. Caporali, chairman and chief executive officer of Grumman, said, "The overwhelmingly positive recommendation of our board represents our belief that a combination with Martin Marietta will provide our people, programs and products with the support necessary to grow in a shrinking defense market.

     "Grumman concluded over one year ago that we could not thrive in the current business climate without making a significant strategic move," said Caporali. "We looked at a number of different approaches and combinations, and this is far superior to any of our other options."

     Augustine said, "This combination will create a company with over $13 billion in sales that will have the critical mass, breadth of programs and depth of technology to be solidly positioned in the aerospace/electronics industry.

     "There is a complementary fit between our companies in defense electronics, aerospace systems, aerostructures, services and information systems. It is these diversified products and technologies and a common heritage that make this combination extraordinarily beneficial to our customers, shareholders and employees. It will allow us to enter new and adjacent markets. The companies also share a 'geographical synergy' with significant operations in Florida, Georgia, Louisiana, New York and Pennsylvania," said Augustine.

     Augustine said that Martin Marietta was "immensely proud" of the opportunity to be associated with Grumman, noting the comment by a Navy admiral during World War II that "the name Grumman on a product is like the name Sterling on silver."

     Grumman, headquartered in Bethpage, New York, has 18,000 employees and had 1993 sales exceeding $3 billion, with a year-end backlog of $6 billion. Major product areas are airborne surveillance systems, including the Air Force and Army Joint STARS, and the Navy E-2C Hawkeye; defense electronics; commercial aircraft structures; and computer information systems and software.

     Martin Marietta, headquartered in Bethesda, Maryland, had 1993 sales of $9.44 billion, with a total backlog of $16.7 billion. The Corporation has nearly 93,000 employees in seven operating groups, including Electronics, Space, Information, Services, Materials, Energy and the Sandia National Laboratories, and has facilities in 39 states and 17 foreign countries.
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     Bear, Stearns & Co. Inc. is financial advisor to Martin Marietta and dealer manager for the tender offer. Goldman, Sachs & Co. is financial advisor to Grumman. The tender offer will be made only pursuant to definitive offering documents to be filed with the Securities and Exchange Commission.